CERTIFIED MAIL / RETURN RECEIPT REQUESTED

7011 1150 0002 1284 1121

March 13, 2014

Max A. Webb

Assistant Director

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Flanigan’s Enterprises, Inc.
Form 10-K for the fiscal year ended September 28, 2013
Filed December 27, 2013
File No. 001-06836

Dear Mr. Webb,

This letter will acknowledge receipt of your letter of February 26, 2014 concerning your review of the Form 10-K filed by Flanigan’s Enterprises, Inc., (”Flanigan’s”), for its fiscal year ended September 28, 2013.

In response to your two (2) comments, please note as follows:

Item IA. Risk Factors, page 18

1.          Only material risks are described in the risk factors. In future filings, the third sentence of the introductory paragraph will be modified to provide that additional risks and uncertainties not currently known to management or that management currently deems immaterial and therefore not referenced herein, may also become material and may harm our business, financial condition or results of operations.

Signatures, page 52

2.          In future filings we will include the signature of the principal accounting officer or controller in that person’s individual capacity in a second signature block. Each position that the signatory holds will be indicated in the second signature block.

In addition to the above, this letter will also acknowledge the following:

a.	Flanigan’s is responsible for the adequacy and accuracy of the disclosure in the filing;

b.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.	Flanigan’s may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning anything contained herein, please do not hesitate to contact me.

Very truly yours,

FLANIGAN’S ENTERPRISES, INC.

/s/ Jeffrey D. Kastner

Jeffrey D. Kastner

Chief Financial Officer

JDK/lfk

cc:	Michael Curto, Marcum, LLP